                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934.


For the fiscal year ended              December 31, 1993
                          -----------------------------------------------

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to
                               -------------------      --------------------
Commission file number                       1-8452
                       -----------------------------------------------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   VONS PERSONAL CHOICE PROFIT SHARING PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           The Vons Companies, Inc.
                            618 Michillinda Avenue
                           Arcadia, California 91007

                   VONS PERSONAL CHOICE PROFIT SHARING PLAN
                   ----------------------------------------
                   Financial Statements for the Years Ended
                   December 31, 1993, 1992 and 1991 and
                   Financial Schedules for the Year Ended December 31, 1993 (With Independent Auditors' Report Thereon)


                   VONS PERSONAL CHOICE PROFIT SHARING PLAN

                               TABLE OF CONTENTS

                                                                       Page
                                                                       -----

Independent Auditors' Report                                               2

Financial Statements:

  Statements of Net Assets Available for Benefits
    December 31, 1993 and 1992                                             3
  Statements of Changes in Net Assets Available for Benefits
    for the Years Ended December 31, 1993, 1992 and 1991                   5

  Notes to Financial Statements                                           11


                                                                    Schedule
                                                                    --------
Schedule of Reportable Transactions for the Year Ended
  December 31, 1993                                                        1

Assets Held For Investment at December 31, 1993                            2

All other schedules omitted are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

[This page appears on KPMG Peat Marwick letterhead]

                         INDEPENDENT AUDITORS' REPORT



The Management Compensation Committee
The Vons Companies, Inc.

We have audited the accompanying statements of net assets available for benefits of the Vons Personal Choice Profit Sharing Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Vons Personal Choice Profit Sharing Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years ended December 31, 1993, 1992 and 1991 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK

/s/ KPMG Peat Marwick

Los Angeles, California
June 24, 1994
PAGE

                         VONS PERSONAL CHOICE PROFIT SHARING PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             AS OF DECEMBER 31, 1993 and 1992


                                                        1993                 1992
                                                     -----------         -----------
Fixed Income Fund Account:
      Cash                                           $ 6,922,089         $ 3,700,551
      Commercial paper                                 1,317,635                  -
      Stable value investment contracts               45,147,905          41,320,600
      Government and government
       agency obligations                              7,523,362           8,948,562
      Corporate debt instruments                         737,985                  -
      Other investments                                  506,366                  -
      Employer contribution receivable                 1,527,884           3,617,961
      Employee contribution receivable                   205,572             203,371
      Investment income receivable                       242,765             243,638
      Administrative expenses payable                    (47,558)            (31,558)
                                                     -----------         -----------
         Total Fixed Income Fund Account              64,084,005          58,003,125
                                                     -----------         -----------

Equity Fund Account:
      Cash and cash equivalents                            8,274           1,196,663
      Common and preferred stocks                             -           12,089,982
      Commingled funds                                18,057,386                  -
      Employer contribution receivable                 1,018,589           1,489,749
      Employee contribution receivable                    90,452              99,692
      Investment income receivable                            -               21,707
      Administrative expenses payable                    (14,078)             (4,980)
                                                     -----------         -----------
        Total Equity Fund Account                     19,160,623          14,892,813
                                                     -----------         -----------

Multi-Asset Fund Account:
      Cash and cash equivalents                          174,065             133,954
      Commingled funds                                 7,344,654           4,516,113
      Loans and mortgages                                     -                  311
      Employer contribution receivable                   800,320           1,135,047
      Employee contribution receivable                    69,895              47,852
      Investment income receivable                        13,005               9,848
      Administrative expenses payable                    (16,848)             (3,480)
                                                     -----------         -----------
         Total Multi-Asset Fund Account                8,385,091           5,839,645
                                                     -----------         -----------

VONStock Fund Account:
      Cash and cash equivalents                           12,105                 489
      Investment in The Vons
       Companies, Inc. common stock                    3,637,776           4,452,020
      Employer contribution receivable                   291,025             851,285
      Employee contribution receivable                    45,226              47,852
      Administrative expenses payable                     (2,697)             (2,480)
                                                     -----------         -----------
         Total VONStock Fund Account                   3,983,435           5,349,166
                                                     -----------         -----------
Net assets available for benefits                    $95,613,154         $84,084,749
                                                     -----------         -----------
                                                     -----------         -----------

See accompanying notes to these financial statements.


                         VONS PERSONAL CHOICE PROFIT SHARING PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                           FOR THE YEAR ENDED DECEMBER 31, 1993

                                 FIXED                     MULTI-
                                INCOME       EQUITY        ASSET      VONSTOCK
                                 FUND         FUND          FUND         FUND
                                ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT       TOTAL
                              -----------  -----------  -----------  -----------  -----------
Net assets available for
  benefits at beginning
  of year                     $58,003,125  $14,892,813  $ 5,839,645  $ 5,349,166  $84,084,749
                              -----------  -----------  -----------  -----------  -----------

Additions:

  Employee contributions        2,682,903    1,165,175      836,662      615,196    5,299,936

  Employer contributions        1,527,884    1,018,589      800,320      291,025    3,637,818

  Interest                      4,217,730       31,198        8,594        2,291    4,259,813

  Dividends                            -       632,154      300,378           -       932,532

  Net appreciation
    (depreciation) in fair
    value of investments          480,146    1,947,544      354,527   (1,908,300)     873,917

  Interfund transfers            (398,690)     106,959      441,966     (150,235)          -
                              -----------  -----------  -----------  -----------  -----------
    Total additions             8,509,973    4,901,619    2,742,447   (1,150,023)  15,004,016
                              -----------  -----------  -----------  -----------  -----------

Deductions:

  Benefits                      2,269,918      541,593      144,963      205,545    3,162,019

  Administrative expenses         159,175       92,216       52,038       10,163      313,592
                              -----------  -----------  -----------  -----------  -----------
    Total deductions            2,429,093      633,809      197,001      215,708    3,475,611
                              -----------  -----------  -----------  -----------  -----------
Net assets available for
  benefits at end of year     $64,084,005  $19,160,623  $ 8,385,091  $ 3,983,435  $95,613,154
                              -----------  -----------  -----------  -----------  -----------
                              -----------  -----------  -----------  -----------  -----------

See accompanying notes to these financial statements.



                         VONS PERSONAL CHOICE PROFIT SHARING PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                           FOR THE YEAR ENDED DECEMBER 31, 1992

                                 FIXED                     MULTI-
                                INCOME       EQUITY        ASSET      VONSTOCK
                                 FUND         FUND         FUND         FUND
                                ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT       TOTAL
                              -----------  -----------  -----------  -----------  -----------
Net assets available for
  benefits at beginning
  of year                     $52,907,335  $11,051,494  $ 3,558,487  $ 3,763,044  $71,280,360
                              -----------  -----------  -----------  -----------  -----------

Additions:

  Employee contributions        2,617,014    1,128,765      577,440      598,780    4,921,999

  Employer contributions        3,617,961    1,489,749    1,135,047      851,285    7,094,042

  Interest                      4,073,536       56,601       76,392        2,841    4,209,370

  Dividends                            -       333,283      113,026           -       446,309

  Net appreciation
    (depreciation) in fair
    value of investments         (179,540)     (10,602)      14,604      150,188      (25,350)

  Interfund transfers          (2,451,243)   1,733,450      519,761      198,032           -
                              -----------  -----------  -----------  -----------  -----------
    Total additions             7,677,728    4,731,246    2,436,270    1,801,126   16,646,370
                              -----------  -----------  -----------  -----------  -----------

Deductions:

  Benefits                      2,448,932      780,227      115,736      200,567    3,545,462

  Administrative expenses         133,006      109,700       39,376       14,437      296,519
                              -----------  -----------  -----------  -----------  -----------
    Total deductions            2,581,938      889,927      155,112      215,004    3,841,981
                              -----------  -----------  -----------  -----------  -----------
Net assets available for
  benefits at end of year     $58,003,125  $14,892,813  $ 5,839,645  $ 5,349,166  $84,084,749
                              -----------  -----------  -----------  -----------  -----------
                              -----------  -----------  -----------  -----------  -----------

See accompanying notes to these financial statements.

                         VONS PERSONAL CHOICE PROFIT SHARING PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                           FOR THE YEAR ENDED DECEMBER 31, 1991

                                 FIXED                     MULTI-
                                INCOME       EQUITY        ASSET      VONSTOCK
                                 FUND         FUND         FUND         FUND
                                ACCOUNT      ACCOUNT      ACCOUNT      ACCOUNT       TOTAL
                              -----------  -----------  -----------  -----------  -----------
Net assets available for
  benefits at beginning
  of year                     $48,271,968  $ 8,002,352  $ 3,397,875  $        -   $59,672,195
                              -----------  -----------  -----------  -----------  -----------

Additions:

  Employee contributions        2,851,913      601,670      471,422      126,658    4,051,663

  Employer contributions        3,199,664    1,328,162      664,081      845,195    6,037,102

  Interest                      4,043,148      139,918      133,926        4,883    4,321,875

  Dividends                            -       222,757       32,597           -       255,354

  Net appreciation
    (depreciation)in fair
    value of investments               -     1,437,851      287,699     (643,091)   1,082,459

  Interfund transfers          (2,396,981)    (252,465)    (799,603)   3,449,049           -
                              -----------  -----------  -----------  -----------  -----------

    Total additions             7,697,744    3,477,893      790,122    3,782,694   15,748,453
                              -----------  -----------  -----------  -----------  -----------

Deductions:

  Benefits                      2,914,742      337,582      593,183       15,972    3,861,479

  Administrative expenses         147,635       91,169       36,327        3,678      278,809
                              -----------  -----------  -----------  -----------  -----------

    Total deductions            3,062,377      428,751      629,510       19,650    4,140,288
                              -----------  -----------  -----------  -----------  -----------

Net assets available for
  benefits at end of year     $52,907,335  $11,051,494  $ 3,558,487  $ 3,763,044  $71,280,360
                              -----------  -----------  -----------  -----------  -----------
                              -----------  -----------  -----------  -----------  -----------

See accompanying notes to these financial statements.

                        VONS PERSONAL CHOICE PROFIT SHARING PLAN

                               NOTES TO FINANCIAL STATEMENTS


1.    GENERAL DESCRIPTION OF THE PLAN

      The Vons Personal Choice Profit Sharing Plan (Plan) is a defined contribution plan sponsored by The Vons Companies, Inc. (Vons or Sponsor) subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). The specific provisions of the Plan, including eligibility, contributions, priorities upon termination and benefit information, are contained in the Plan document which governs the legal operations of the Plan.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting
      -------------------

      The accounts of the Plan are maintained on the accrual basis of accounting. Certain reclassifications were made to prior years' balances for comparative purposes. Cash and cash equivalents and commercial paper include investments with maturities of less than one year for which cost approximates market. The stable value investment contract accounts with insurance companies are valued at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. Other fixed rate investments contain a guaranteed redemption feature such that fair value approximates cost. The government obligations, corporate debt and other investments in the Fixed Income Fund account are valued at fair value, which are based upon quoted market prices of the underlying assets. The investments of the Equity, Multi-Asset and VONStock Fund accounts are valued at fair value, which are based upon quoted market prices of the underlying assets.

      Administrative Expenses
      -----------------------

      Certain administrative expenses incurred by the Plan are absorbed by the Sponsor of the Plan. Such administrative expenses are not significant to the accompanying financial statements.

3.    CONTRIBUTIONS

      The Sponsor at its discretion determines the amount of the profit sharing contribution which is allocated to employees based upon their compensation. Employees designate their profit sharing allocation as contributions to the Plan, as contributions to the Sponsor's flexible benefits program, or as taxable compensation. Those employees who elect to contribute their profit sharing allocation to the Plan receive a matching contribution from the Plan Sponsor. Under the flexible benefits program, employees may contribute any unused amounts into the Plan. In addition, employees may make salary reduction pre-tax contributions. However, these contributions are not matched by the Plan Sponsor. Participants designate the investment funds in which their accounts will be invested.

      Any amounts forfeited by terminated participants are used to reduce employer contributions.

4.    STABLE VALUE INVESTMENT CONTRACTS

      The stable value investment contracts include fixed rate contracts with insurance companies and other fixed rate investments. Interest rates range from 5.1% to 10.2% and maturity dates range up to ten years.

5.    INVESTMENT FUNDS

      The Plan offers four investment funds. The Fixed Income Fund invests in stable value investment contracts, United States and foreign government obligations, corporate fixed income obligations and money market investments. At December 31, 1993, the Equity Fund was comprised of an investment in a S & P 500 index fund consisting of common stocks of United States companies included in the S & P 500. During 1993 and 1992, the Equity Fund primarily included investments in common stocks of United States companies. During 1993 and the latter half of 1992, the Multi-Asset Fund included investments in a commingled fund comprised of domestic and international stocks and bonds and money market investments. For the first half of 1992 and all of 1991, the Multi-Asset Fund consisted of a combination of investments in the form of United States and foreign stocks and bonds, real estate, money market and precious metals. The VONStock Fund invests in common stock of Vons purchased on the open market by a third-party administrator.

6.    INVESTMENTS IN EXCESS OF FIVE PERCENT OF NET ASSETS

      Investments in excess of five percent of net assets at December 31, 1993 were as follows:


                                                              December 31,
                                                                  1993
                                                              ------------
      American National Multiple Fund Investment Trust(1)     $ 17,824,856
      Union Bank Money Market Fund                               7,116,533
      Brinson Global Securities Fund(2)                          7,344,654
      The Great-West Life Insurance Company(3)                   4,870,244

(1)   Amount represents 126,731 shares.
(2)   Amount represents 54,251 shares.
(3)   Investment contract with an interest rate of 9.41% due July 31, 1994.


7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500, which is filed with the Internal Revenue Service, for 1993 and 1992:


                                              December 31,      December 31,
                                                  1993              1992
                                              ------------      ------------
      Net assets available for benefits
        per the financial statements          $ 95,613,154      $ 84,084,749
      Amounts allocated to withdrawing
        participants                            (1,911,131)         (278,821)
                                              ------------      ------------
          Net assets available for benefits
            per the Form 5500                 $ 93,702,023      $ 83,805,928
                                              ------------      ------------
                                              ------------      ------------

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1993:

                                                                Year Ended
                                                                December 31,
                                                                    1993
                                                                ------------
      Benefits paid to participants
        per the financial statements                            $  3,162,019
      Amounts allocated to withdrawing
        participants at December 31, 1993                          1,911,131
      Amounts allocated to withdrawing
        participants at December 31, 1992                           (278,821)
                                                                ------------
          Benefits paid to participants per
            the Form 5500                                       $  4,794,329
                                                                ------------
                                                                ------------

      Amounts allocated to withdrawing participants, representing benefit claims that have been processed and approved prior to December 31, 1993 but not yet paid as of that date, are reflected as benefits paid on the Form 5500.

8.    ALLOCATIONS AND VESTING

      Investment income net of administrative expenses is allocated to a participant's account monthly based on the proportion each account bears to the total of all account balances. Benefit payments are determined by the plan recordkeeper and disbursed by the trustee after receiving notice from the employer that a participant's beneficial interest has matured due to death, disability, retirement, or separation. Participants are 100% vested in employee contributions and their profit sharing allocation contributed to the Plan.

      Participants vest in the Sponsor's matching contribution as follows:

                     Years of                   Percentage
                  Vesting Service                 Vested
                  ---------------               ----------
                    less than 3                      0%
                         3                          20
                         4                          40
                         5                          60
                         6                          80
                         7                         100


 9.   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100% vested in their accounts.

10.   TAX STATUS OF THE PLAN

      The Plan has previously received a favorable letter of determination from the Internal Revenue Service that the Plan qualifies under section 401(a) and 401(k) of the Internal Revenue Code (Code) and that the trust is exempt from income taxes under section 501(a) of the Code. Vons intends to apply for an updated letter of determination prior to the end of the remedial amendment period of the Tax Reform Act of 1986. Management believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

                                                                             SCHEDULE 1

                          VONS PERSONAL CHOICE PROFIT SHARING PLAN

                             SCHEDULE OF REPORTABLE TRANSACTIONS

                            FOR THE YEAR ENDED DECEMBER 31, 1993
IDENTITY                                                             FAIR VALUE
OF PARTY           DESCRIPTION            PURCHASE      COST OF       OF ASSETS
INVOLVED            OF ASSET               PRICE         ASSET       AT PURCHASE
- - ---------------------------------------------------------------------------------
Purchases:
- - ---------

Union Bank      Money Market Fund        62,470,371    62,470,371     62,470,371

American
  National      S & P 500 Index          13,062,321    13,062,321     13,062,321

United States   Government National
  Government    Mortgage Association
                at 7.00%                  2,125,963     2,125,963      2,125,963

United States   Treasury Bills, due       3,174,844     3,174,844      3,174,844
 Treasury       September 23, 1993

United States   Treasury Bills, due       3,285,267     3,285,267      3,285,267
 Treasury       November 18, 1993

United States   Bonds at 7.125%           3,256,838     3,256,838      3,256,838
 Treasury


IDENTITY                                                             FAIR VALUE
OF PARTY           DESCRIPTION            SELLING       COST OF       OF ASSETS   NET GAIN
INVOLVED            OF ASSET               PRICE         ASSET        AT SALE      (LOSS)
- - ------------------------------------------------------------------------------------------
Sales:
- - -----

Union Bank      Money Market Fund        60,385,495    60,385,495     60,385,495        -

United States   Government National       2,133,084     2,125,963      2,133,084     7,121
 Government     Mortgage Association
 Securities     at 7.00%

United States   Treasury Bills due        3,174,844     3,174,844      3,174,844        -
 Treasury       Sept. 23, 1993

United States   Treasury Bills due        3,285,267     3,285,267      3,285,267        -
 Treasury       Nov. 18, 1993

United States   Bonds at 7.125%           3,309,058     3,256,838      3,309,058    52,220
 Treasury

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                                VONS PERSONAL CHOICE PROFIT SHARING PLAN

                                      ASSETS HELD FOR INVESTMENT

                                          DECEMBER 31, 1993



                                  NUMBER OF
                                  SHARES OR      INTEREST                                      CURRENT
  DESCRIPTION                     PAR VALUE        RATE    MATURITY DATE          COST          VALUE
- - ---------------------------------------------------------------------------------------------------------
Cash:
  Union Bank Money Market
    Fund                          7,116,533 Shares                              $ 7,116,533   $ 7,116,533
                                                                                -----------   -----------

Commercial Paper:
  Ford Motor Credit
   Corporation                   $  660,000                January 4, 1994          658,816       658,816
  General Electric Capital
    Corporation                     660,000                January 4, 1994          658,819       658,819
                                                                                -----------   -----------
    Total Commercial Paper                                                        1,317,635     1,317,635
                                                                                -----------    ----------

Corporate Debt Instruments:
  Archer Daniels Midland
    Company                      $  195,000      8.375%    April 15, 2017           238,456       228,105
  Associates Corporation of
    North America                   500,000      6.125     February 1, 1998         497,055       509,880
                                                                                -----------    ----------
      Total Corporate Debt
        Instruments                                                                 735,511       737,985
                                                                                -----------    ----------

Stable Value Investment Contracts:
  Allstate Life Insurance
    Company                      $2,498,863      8.450%    April 4, 1996          2,498,863     2,498,863
  Bankers Trust                   3,599,743      5.540     April 25, 1998         3,599,743     3,599,743
  Capital Holdings Corporation    2,514,103      5.650     April 25, 2004         2,514,103     2,514,103
  Capital Holdings Corporation    2,009,933      6.000     April 15, 2000         2,009,933     2,009,933
  Capital Holdings Corporation    2,000,091      5.500     April 25, 1998         2,000,091     2,000,091
  Capital Holdings Corporation    2,792,746      5.110     September 25, 1998     2,792,746     2,792,746
  Commonwealth Life Insurance
    Company                       2,882,950      6.480     September 9, 1999      2,882,950     2,882,950
  Confederation Life Insurance    1,095,905      9.730     January 5, 1994        1,095,905     1,095,905
  The Equitable Life Assurance
    Society                       2,655,741      8.900     July 17, 1995          2,655,741     2,655,741
  The Equitable Life Assurance
    Society                       1,341,318      9.450     August 15, 1995        1,341,318     1,341,318
  The Great-West Life Assurance
    Company                       1,498,869      8.800     January 3, 1995        1,498,869     1,498,869
  The Great-West Life Insurance
    Company                       4,870,244      9.410     July 31, 1994          4,870,244     4,870,244
  John Hancock Mutual Life
    Insurance Company             2,265,734      7.000     December 16, 1996      2,265,734     2,265,734
  Metropolitan Life Insurance
    Company                       2,777,348      9.400     May 1, 1995            2,777,348     2,777,348
  State Mutual Life Assurance
    Company                       2,112,835      9.280     March 15, 1995         2,112,835     2,112,835
  Transamerica Occidental Life
    Insurance Company             3,225,626     10.220     October 3, 1994        3,225,626     3,225,626
  The Travelers Insurance
    Company                       2,482,199      8.440     January 15, 1996       2,482,199     2,482,199
  The Travelers Insurance
    Company                       2,523,657      8.530     November 15, 1995      2,523,657     2,523,657
                                                                               ------------   -----------
    Total Stable Value Investment
      Contracts                                                                  45,147,905    45,147,905
                                                                               ------------   -----------

Government and Government Agency Obligations:
  Government National Mortgage
    Association                  $  222,523      8.500%    June 15, 2021            238,030       236,013
  Government National Mortgage
    Association                     572,824      8.500     November 15, 2021        612,743       607,548
  Government National Mortgage
    Association                      24,149      8.500     August 15, 2021           25,832        25,613
  Government National Mortgage
    Association                     150,021      8.500     July 15, 2021            160,476       159,115
  Government National Mortgage
    Association                     265,480      8.000     February 15, 2022        279,500       279,500
  Government National Mortgage
    Association                      44,657      8.000     April 15, 2022            47,016        47,016
  Government National Mortgage
    Association                     433,215      7.500     May 15, 2023             451,086       449,054
  Government National Mortgage
    Association                     152,006      7.500     May 15, 2023             158,276       157,563
  Government National Mortgage
    Association                     647,423      7.500     November 15, 2022        675,950       671,092
  Government National Mortgage
    Association                     405,010      7.500     May 15, 2023             421,970       419,818
  Government National Mortgage
    Association                     891,965      7.500     January 15, 2023         893,080       924,576
  Government National Mortgage
    Association                     176,584      7.500     January 15, 2023         184,364       183,040
  Government National Mortgage
    Association                     248,579      7.500     June 15, 2023            261,202       257,667
  Government National Mortgage
    Association                     166,494      7.500     July 15, 2023            174,377       172,581
  Government National Mortgage
    Association                     146,289      7.500     July 15, 2023            153,032       151,638
  Government National Mortgage
    Association                      26,443      7.500     December 15, 2021         27,608        27,409
  United States Treasury Bonds      765,000      7.250     August 15, 2022          857,795       834,569
  United States Treasury Bonds      580,000      8.125     August 15, 2021          700,313       694,550

  United States Treasury Notes    1,225,000      4.250     December 31, 1995      1,225,000     1,225,000
                                                                                -----------   -----------
    Total Government and Government Agency Obligations                            7,547,650     7,523,362
                                                                                -----------   -----------

Commingled Funds:
  American National Multiple
    Fund Investment Trust           126,731 Shares                               17,185,094    17,824,856
  Federated Max-Cap Fund             19,623                                         234,039       232,530
  Brinson Global Securities
    Fund                             54,251                                       6,901,029     7,344,654
                                                                                -----------   -----------

   Total Commingled Funds                                                        24,320,162    25,402,040
                                                                                -----------   -----------

Common Stocks:
  The Vons Companies, Inc.          227,361 Shares                                5,979,330     3,637,776
                                                                                -----------   -----------
Other Investments:
  Alabama State Public School
    and College Authority        $  500,000      4.625%    December 1, 2002         488,910       506,366
                                                                                -----------   -----------

      Total Assets Held For Investment                                          $92,653,636   $91,389,602
                                                                                -----------   -----------
                                                                                -----------   -----------

                                  SIGNATURES


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 28, 1994               Vons Personal Choice Profit Sharing Plan
                                  ------------------------------------------
                                                (Name of Plan)




                                  /s/ Virginia L. Miller
                                  ------------------------------------------
                                  Virginia L. Miller
                                  Chairman of the Pension and Profit Sharing
                                  Investment Advisory Committee

                                 EXHIBIT INDEX

                                                               Sequentially
Exhibit Number                   Description                   Numbered Page
- - --------------                   -----------                   -------------
    24.1                Consent of KPMG Peat Marwick

                                                                 Exhibit 24.1


                           ACCOUNTANTS' CONSENT



We consent to the use of our report dated June 24, 1994 included in the Vons
Personal Choice Profit Sharing Plan Form 11-K incorporated by reference in the
Registration Statement on Form S-8 and the related Prospectus pertaining to the Vons Personal Choice Profit Sharing Plan.

KPMG Peat Marwick

/s/ KPMG Peat Marwick

Los Angeles, California
June 24, 1994

